UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

Cardiac Science Corporation
(Name of Subject Company (issuer))
Opto Circuits (India) Ltd.
and
Jolt Acquisition Company
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
14141A108
(CUSIP Number of Class of Securities)

Thomas Dietiker
Opto Circuits (India) Ltd.
Plot No. 83
Electronics City, Hosur Road
Bangalore, India 560 010
+91 80 28 52 10 84
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
Mark T. Ehrmann, Esq.
Ryan P. Morrison, Esq.
Quarles & Brady LLP
33 East Main, Suite 900
Madison, Wisconsin 53703
(608) 251-5000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$64,523,593	$4,600.54

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 28,053,736 shares of common stock, par value $0.001 per share, of Cardiac Science Corporation (“Shares”), which is the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (a) 23,867,815 Shares issued and outstanding, (b) 4,185,921 Shares authorized and reserved for issuance (including outstanding options to purchase 2,755,968 Shares, outstanding restricted stock units with respect to 1,421,609 Shares and outstanding warrants to purchase 8,344 Shares)), and (ii) the tender offer price of $2.30 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,600.54	Filing Party: Opto Circuits (India) Ltd. and Jolt Acquisition Company
Form or Registration No.: Schedule TO-T	Date Filed: November 1, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on November 1, 2010 (which, together with any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). The Schedule TO relates to the offer by Jolt Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Opto Circuits (India) Ltd., a public limited company incorporated under the laws of the nation of India (“Opto Circuits”), to purchase all the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”) of Cardiac Science Corporation, a Delaware corporation (“Cardiac Science”), at a price of $2.30 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2010, a copy of which is attached hereto as Exhibit (a)(1)(A) (which, together with the revisions described below and any subsequent amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal, as amended, a copy of which is attached hereto as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Purchaser and Opto Circuits. Capitalized terms used and not defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase and Schedule TO.
Items 1 through 9 and 11.
     All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is hereby amended and supplemented by the information specifically provided in this Schedule TO.
     The Offer to Purchase is hereby amended and supplemented as follows:
     Definition
     Throughout the Offer to Purchase, the term “Merger Agreement” shall mean:
     “The Agreement and Plan of Merger, dated October 19, 2010, as amended on October 29, 2010 and November 19, 2010, among Purchaser, Opto Circuits and Cardiac Science (as it may be amended from time to time, the “Merger Agreement”).”
     “Summary Term Sheet”
     The “Summary Term Sheet” in the Offer to Purchase is hereby amended and supplemented by replacing the second bullet point under the heading “—Opto Circuits and Source of Funds” (appearing on page 2) with the following text:
•	“The Offer is not subject to any financing condition. Opto Circuits plans to fund the purchase of Shares in the Offer with its available cash and available credit facilities.”
     Section 9, “Certain Information Concerning Purchaser and Opto Circuits”
     Section 9, “Certain Information Concerning Purchaser and Opto Circuits,” of the Offer to Purchase is hereby amended and supplemented by replacing in its entirety the last paragraph in Section 9 (which appears on page 18) with the following text:
     “We do not believe the financial condition of Opto Circuits is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) Opto Circuits has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares and pay holders of Cardiac Science's other equity-based interests in connection with the Merger.”
     Section 10, “Background of the Offer; Contacts with Cardiac Science”
     Section 10, “Background of the Offer; Contacts with Cardiac Science,” of the Offer to Purchase is hereby amended and supplemented by replacing in its entirety the last paragraph in Section 10 (which appears on page 22) with the following text:
     “In the early morning of October 19, 2010, the parties executed a definitive merger agreement. The parties issued a press release announcing the transaction later in the morning on October 19, 2010. On October 29, 2010, the parties entered into Amendment No. 1 to the merger agreement. Amendment No. 1 made certain technical corrections to the merger agreement originally entered into, including corrections to certain internal section cross references. On November 19, 2010, the parties entered into Amendment No. 2 to the Merger Agreement. Amendment No. 2 changed the number of shares of common stock of the surviving corporation into which each share of common stock of Purchaser converts upon the effective time of the Merger, and amended and restated certain exhibits to the Merger Agreement to conform with such change.”
     Section 11, “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement”
     Section 11, “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement,” of the Offer to Purchase is hereby amended and supplemented by replacing in its entirety the first paragraph under the heading “—The Merger Agreement — Conversion of Shares” (which appears on page 25) with the following text:
     ”Conversion of Shares. Each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of Cardiac Science, or Shares owned by Opto Circuits, Purchaser, or any other direct or indirect wholly owned subsidiary of Opto Circuits, or Shares held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be converted at the effective time of the Merger into the right to receive the Merger Consideration, payable to such holder upon surrender of book-entry shares or the certificates formerly representing such Shares, without interest and less any required withholding taxes. At the effective time of the Merger, each Share held in the treasury of Cardiac Science and each Share owned by Opto Circuits, Purchaser, or any other direct or indirect wholly owned subsidiary of Opto Circuits will be canceled and no payment or distribution will be made with respect to such shares. At the effective time of the Merger, each share of Purchaser’s common stock issued and outstanding immediately prior to the effective time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into 238,678 fully paid and nonassessable shares of common stock of the surviving corporation.”
     Section 12, “Source and Amount of Funds”
     The following text hereby replaces in its entirety Section 12, “Source and Amount of Funds,” of the Offer to Purchase:
“12. Source and Amount of Funds
     Opto Circuits estimates that the total amount of funds necessary to purchase all outstanding shares of Cardiac Science pursuant to the Offer and the Merger will be approximately $60 million, which will be used to pay stockholders of Cardiac Science and holders of Cardiac Science’s other equity-based interests and to pay customary fees and expenses in connection with the Offer and the Merger and the related transactions.
     The Offer is not subject to any financing condition. Opto Circuits plans to fund the purchase of Shares in the Offer with its available cash and available credit facilities. A summary of the credit facilities is provided below.
     We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) Opto Circuits has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares and pay holders of Cardiac Science’s other equity-based interests in connection with the Merger.
     DBS Credit Facility
     On November 19, 2010, Purchaser entered into a term loan credit facility in an aggregate amount of up to $30 million (USD) (the “DBS Facility”) with DBS Bank Ltd., Singapore (“DBS”). The DBS Facility is expected to be used to fund a portion of the purchase of Shares in the Offer and the Merger. Loans outstanding under the DBS Facility will bear interest at a per annum rate equal to LIBOR plus 3.5%. The DBS Facility contains representations and warranties, affirmative and negative covenants (including financial covenants) and events of default that are customary and typical for financings of this type. As security for the DBS Facility and other obligations, Purchaser has agreed to pledge shares of Cardiac Science following the completion of the Offer. All obligations of Purchaser under the DBS Facility will be guaranteed by Opto Circuits. Purchaser is permitted to prepay loans outstanding under the DBS Facility without penalty or premium. The DBS Facility is to be repaid in installments beginning 18 months following the initial draw on the DBS Facility and has a final maturity date of five years from the initial draw on the DBS Facility.
     Purchaser is required to pay DBS a front-end fee of one percent of the maximum amount of the Facility and other related fees and expenses. Purchaser must also comply with various standard conditions prior to drawing on the Facility. These conditions are customary in similar transactions, including:
•	The execution of final customary documentation.

•	There not having been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have a material adverse effect on the Purchaser or DBS.

•	Provision of various financial and acquisition documents.

•	Provision of certain corporate governance documents of each obligor.

•	Provision of various legal opinions.
     Credit Facility with Standard Chartered Bank
     Opto Circuits has entered into a $30 million (USD) credit facility (the “Credit Facility”), dated August 18, 2010, with Standard Chartered Bank, a body corporate incorporated under Royal Charter, 1853, acting through its branch in Bangalore, India (“Standard Chartered”).
     The Credit Facility is of the nature of pre-shipment financing under export orders and is available on a running account basis as per Reserve Bank of India guidelines to meet the working capital requirements of Opto Circuits. Funds are available to be drawn under the Credit Facility for a period of 12 months from the date of the facility. Pursuant to a letter dated November 11, 2010, Standard Chartered has confirmed that the Credit Facility is available to fund the purchase of Shares in the Offer and the Merger, and $30 million (USD) is currently available under the Credit Facility. A copy of that letter is filed as an exhibit to Opto Circuits’ Tender Offer Statement on Schedule TO filed with the SEC and is incorporated herein by reference.
     Funding under the Credit Facility is subject to the following terms and conditions:
•	The Credit Facility will be used for the specified purposes;

•	Opto Circuits submitting relevant documents relating to the Credit Facility as specified by Standard Chartered from time to time;

•	Opto Circuits complying with conditions precedent customary in similar transactions, including delivery of resolutions of the board of directors authorizing use of the Credit Facility, delivery of various corporate governance documents, delivery of a demand promissory note undertaking to repay the entire amount of the Credit Facility, and other requirements as required from time to time by Standard Chartered;

•	Opto Circuits complying with Reserve Bank of India guidelines;

•	Opto Circuits providing current assets as security in favor of Standard Chartered and agreeing to insure the property offered as security;

•	Opto Circuits being the sole legal and beneficial owner of all its fixed and current assets and none of such assets shall be sold without the prior consent of Standard Chartered;

•	A periodic review based on Opto Circuits’ financial statements; and

•	General covenants and representations and warranties, including but not limited to details regarding incorporation of Opto Circuits, its constitutional documents, and changes in ownership.
     Interest rates under the Credit Facility will be at rates as negotiated with and agreed by Standard Chartered, subject to Reserve Bank of India guidelines. Opto Circuits expects that such rates will be in a range of 2.5% to 3.5% per annum. Such interest rates shall be subject to change upon change in interest rates by the Reserve Bank of India from time to time.
     If Opto Circuits does not comply with any terms or conditions of the Credit Facility or in case of a failure to pay on the due date or in the case of drawing in excess of the sanctioned limit or upon the occurrence of an event of default, Opto Circuits will be required to pay additional interest of 2% per annum over and above the interest applicable to the Credit Facility.
     Amounts drawn on the Credit Facility are required to be repaid on the due dates specified and agreed to by Standard Chartered. Any prepayment or partial payment may be allowed only with the prior written consent of Standard Chartered and will be subject to any prepayment charges and conditions as stipulated by Standard Chartered.
     Opto Circuits’ obligations under the Credit Facility are secured on a first pari passu charge basis over current assets. Under the terms of the Credit Facility, Standard Chartered has the right, upon providing written notice, to cancel all undrawn portions of the Credit Facility and demand repayment of all outstanding amounts under the Credit Facility.
     Copies of each of the Credit Facility and the DBS Facility are included as exhibits to Opto Circuits’ Tender Offer Statement on Schedule TO filed with the SEC and are incorporated herein by reference. Reference is made to such exhibits for a more complete description of the terms and conditions of the credit facilities.
     Opto Circuits plans to repay the borrowings under the credit facilities over time with new financing and available cash.
     Opto Circuits reserves the right to fund the purchase of the Shares pursuant to the Offer from one or a combination of the above discussed sources or other sources.”
     Section 18, “Litigation”
     The following text hereby replaces in its entirety Section 18, “Litigation,” of the Offer to Purchase:
“18. Litigation
     Subsequent to the announcement of the Merger, seven putative shareholder class actions were filed alleging claims related to the Merger:
•	On October 20, 2010, a shareholder class action complaint was filed in Snohomish County Superior Court. The complaint, captioned Creamer v. Cardiac Science Corporation, et al., names as defendants the members of the Cardiac Science board, as well as Cardiac Science, one of its executive officers, Opto Circuits, and Purchaser (the “Creamer Action”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science, Opto Circuits and Purchaser aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the transaction, and to impose a constructive trust in favor of plaintiffs and the purported class upon any benefits improperly received by defendants. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief. The foregoing summary is qualified in its entirety by reference to the Creamer Action, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.

•	On October 22, 2010, a shareholder class action complaint was filed in the Court of Chancery of the State of Delaware. The complaint, captioned Patenaude v. Cardiac Science Corporation, et al., names as defendants the members of the Cardiac Science board, as well as Cardiac Science, Opto Circuits, and Purchaser (the “Patenaude Action”). The plaintiffs allege that the Cardiac Science directors breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science, Opto Circuits and Purchaser aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief. The foregoing summary is qualified in its entirety by reference to the Patenaude Action, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.

•	On October 22, 2010, a shareholder class action complaint was filed in Snohomish County Superior Court. The complaint, captioned Gluck v. Naumann-Etienne, et al., names as defendants the members of the Cardiac Science board, as well as Cardiac Science, Opto Circuits, and Purchaser (the “Gluck Action”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Opto Circuits and Purchaser aided and abetted the purported breaches of fiduciary duty. The complaints allege that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief. The foregoing summary is qualified in its entirety by reference to the Gluck Action, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.

•	On October 26, 2010, a shareholder class action complaint was filed in Snohomish County Superior Court. The complaint, captioned Rapport v. Marver, et al., names as defendants the members of the Cardiac Science board, as well as Cardiac Science (the “Rapport Action”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief. The foregoing summary is qualified in its entirety by reference to the Rapport Action, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.

•	On October 27, 2010, a shareholder class action complaint was filed in Snohomish County Superior Court. The complaint, captioned Bagge v. Naumann-Etienne, et al., names as defendants the members of the Cardiac Science board, former Cardiac Science Board member Christopher Davis, as well as Cardiac Science, Opto Circuits and Purchaser (the “Bagge Action”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science, Opto Circuits and Purchaser aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices. The complaint seeks injunctive relief, including to enjoin the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief. The foregoing summary is qualified in its entirety by reference to the Bagge Action, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.

•	On November 10, 2010, a shareholder class action complaint was filed in the Court of Chancery of the State of Delaware. The complaint, captioned Kühni v. Cardiac Science Corporation, et al., names as defendants the members of the Cardiac Science board, as well as Cardiac Science, Opto Circuits, and Purchaser (the “Kühni Action”). The plaintiffs allege that the Cardiac Science directors breached their fiduciary duties to the Cardiac Science stockholders and further claim that Cardiac Science, Opto Circuits and Purchaser aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac

Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint alleges that the Form 14D-9 filed by Cardiac Science on November 1, 2010 fails to disclose to Cardiac Science shareholders material information necessary for them to determine whether to tender into the Tender Offer or to seek appraisal. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief. The foregoing summary is qualified in its entirety by reference to the Kühni Action, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.
•	On November 10, 2010, a shareholder class action complaint was filed in the Court of Chancery of the State of Delaware. The complaint, captioned Suan Investments, Inc. v. Cardiac Science Corporation, et al., names as defendants the members of the Cardiac Science board, as well as Cardiac Science, Opto Circuits, and Purchaser (the “Suan Action”). The plaintiffs allege that the Cardiac Science directors breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science, Opto Circuits and Purchaser aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint alleges that the Form 14D-9 filed by Cardiac Science on November 1, 2010 fails to disclose to Cardiac Science shareholders material information necessary for them to determine whether to tender into the Tender Offer or to seek appraisal. The complaint seeks injunctive relief, including to enjoin the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief. The foregoing summary is qualified in its entirety by reference to the Suan Action, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.
     In connection with these seven putative class action lawsuits, the following litigation events have occurred:
•	On November 3, 2010, plaintiffs in the four putative shareholder class actions pending in Snohomish County, Washington filed an Unopposed Motion for (1) Consolidation of Related Cases and Appointment of Counsel for the Proposed Class and (2) Approval of Plaintiffs’ Proposed Leadership Structure (“Consolidation Motion”). The Snohomish County Superior Court granted the Consolidation Motion on November 4, 2010 and consolidated the Creamer Action, the Gluck Action, the Rapport Action and the Bagge Action into one action under the caption In re Cardiac Science Corp. Shareholder Litigation (the “Consolidated Washington Action”). The plaintiffs in the Consolidated Washington Action did not file a consolidated complaint.

•	On November 5, 2010, plaintiffs in the Consolidated Washington Action filed Plaintiffs’ Motion and Memorandum of Law for Limited Expedited Discovery.

•	On November 5, 2010, plaintiff in the Patenaude Action served a Subpoena ad Testificandum and Duces Tecum on Piper Jaffray & Co., the financial advisor to the Cardiac Science board of directors related to the proposed merger with Opto Circuits.

•	On November 7, 2010, plaintiff in the Patenaude Action served his First Request for the Production of Documents and Things to All Defendants.

•	On November 7, 2010, plaintiff in the Patenaude Action filed an amended complaint (the “Amended Patenaude Action”) in the Court of Chancery of the State of Delaware. The amended complaint named the same defendants as named in the original complaint but added allegations that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science shareholders by providing materially misleading and incomplete information about the Tender Offer to Cardiac Science shareholders. The foregoing summary of the Amended Patenaude Action is qualified in its entirety by reference to the Amended Patenaude Action, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference.

•	On November 8, 2010, plaintiff in the Patenaude Action scheduled his motion for preliminary injunction to be heard by the Delaware Court of Chancery on November 22, 2010.

•	On November 9, 2010, Cardiac Science and the Cardiac Science directors and officers filed the Cardiac Science Defendants’ Motion to Dismiss or, In the Alternative, Stay Litigation in the Consolidated Washington Action.

•	On November 10, 2010, the parties to the Patenaude Action and the Kühni Action reached agreement on a schedule for expedited discovery and expedited briefing on plaintiff Patenaude’s motion for preliminary injunction, based on the November 22, 2010 hearing date for the preliminary injunction motion. Also on November 10, 2010, the parties to the Patenaude Action and the Kühni Action reached agreement on the terms of a Stipulation and Proposed Order Governing the Production and Exchange of Confidential and Highly Confidential Information (the “Confidentiality Order”). Cardiac Science and Opto Circuits thereupon commenced production of documents to the plaintiffs in these two actions subject to the terms of the Confidentiality Order and in accord with the agreed schedule for expedited discovery.

•	On November 11, 2010, the parties to the Patenaude Action and the Kühni Action filed the Confidentiality Order.

•	On November 11, 2010, plaintiffs in the Consolidated Washington Action agreed to stay the Consolidated Washington Action in favor of participating in the litigation and expedited discovery in the Patenaude Action and the Kühni Action.

•	On November 12, 2010, in light of the agreement to stay the Consolidated Washington Action, plaintiffs in the Consolidated Washington Action struck their Motion for Limited Expedited Discovery and Cardiac Science and the Cardiac Science directors and officers struck their Motion to Dismiss or, in the Alternative, Stay Litigation.

•	On November 15, 2010, the parties to the Consolidated Washington Action filed and the Court entered a Stipulation and Agreed Order Regarding Stay of Action, pursuant to which the Consolidated Washington Action has been stayed in favor of the Washington plaintiffs participating in the litigation and expedited discovery in the Patenaude Action and the Kühni Action.

•	On November 15 and November 16, 2010, plaintiffs in the Patenaude Action, the Kühni Action and the Consolidated Washington Action took the depositions under oath of Cardiac Science President and Chief Executive Officer David L. Marver and a representative of Piper Jaffray & Co.
     While Opto Circuits and Purchaser believe that each of the seven aforementioned complaints is without merit and that they, Cardiac Science and the other defendants named therein (collectively, the “Defendants”) have valid defenses to all claims, in an effort to minimize the cost and expense of litigation relating to such lawsuits, on November 17, 2010, the Defendants reached an agreement in principle with the plaintiffs in the Patenaude Action, the Kühni Action and the Consolidated Washington Action (collectively, the “Settling Plaintiffs”) to settle each of those putative class action lawsuits in its entirety and resolve all allegations by the Settling Plaintiffs against the Defendants in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In support of the settlement, on November 18, 2010, the Defendants entered into a memorandum of understanding (“MOU”) with the Settling Plaintiffs. Subject to court approval and further definitive documentation, the MOU resolves the claims brought by the Settling Plaintiffs in all of the aforementioned lawsuits. The MOU, which is subject to further definitive documentation and court approval, provides for a settlement and release by the purported class of Cardiac Science’s stockholders of all claims against the Defendants in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In exchange for such settlement and release, the parties agreed, after arm’s length discussions between and among the Defendants and the Settling Plaintiffs, that Cardiac Science would provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth in an amendment thereto), although Cardiac Science does not make any admission that such additional supplemental disclosures are material or otherwise required. After reaching agreement on the substantive terms of the settlement, the parties also agreed that Settling Plaintiffs may apply to the court for an award of reasonable attorneys’ fees and reimbursement of reasonable expenses; unless the parties are able to reach agreement on the amount of such fees and expenses, Defendants reserve the right to oppose the Settling Plaintiffs’ application for attorneys’ fees and expenses. The settlement, including the payment by the Defendants of any such fees and expenses, is also contingent upon, among other things, consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the approval of the Delaware Court of Chancery. In the event that the MOU is not approved and such conditions are not satisfied, the Defendants will continue to vigorously defend these actions. The foregoing summary of the MOU is qualified in its entirety by reference to the MOU, which is filed as an exhibit to the Schedule TO that has been filed with the Commission and is incorporated herein by reference. The plaintiff in the Suan Action is not a party to the settlement or the MOU, and Opto Circuits, Purchaser and the other Defendants intend to vigorously contest the claims if pursued.”
Item 12. Exhibits.
     Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(1)(B)	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(5)(B)(i)	Verified Amended Class Action Complaint captioned Lionel Patenaude v. Cardiac Science Corporation, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 5923-VCP, filed on November 7, 2010 in the Court of Chancery of the State of Delaware

(a)(5)(E)	Complaint captioned Stephen Bagge vs. Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Christopher J. Davis, Cardiac Science Corporation, Opto Circuits Limited and Jolt Acquisition Company, Case No. 102090451, filed on October 27, 2010 in the Superior Court of Washington, Snohomish County

(a)(5)(F)	Complaint captioned Daniel Kühni v. Cardiac Science Corporation, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Opto Circuits (India) Limited and Jolt Acquisition Company, Case No. 5972-, filed on November 10, 2010 in the Court of Chancery of the State of Delaware

(a)(5)(G)	Complaint captioned Suan Investments, Inc. v. Ruediger Naumann-Etienne, David L. Marver, W. Robert Berg, Timothy C. Mickelson, Ronald A. Andrews, Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 5971-, filed on November 10, 2010 in the Court of Chancery of the State of Delaware

(a)(5)(H)	Memorandum of Understanding, dated as of November 18, 2010, related to putative class action lawsuits other than the Suan Investments Action (as defined therein)

(b)(1)	Facility Agreement, made as of August 18, 2010, between Opto Circuits (India) Limited and Standard Chartered Bank

(b)(2)	Letter, dated November 11, 2010, between Opto Circuits (India) Limited and Standard Chartered Bank regarding credit facilities

(b)(3)	Facility Agreement, dated November 19, 2010, between Jolt Acquisition Company, Opto Circuits (India) Limited, DBS Bank Ltd, Bangalore Branch, The Financial Institutions listed therein, DBS Bank Ltd, Singapore and the Security Trustee

(d)(2)(A)	Amendment No. 2, dated November 19, 2010, to the Agreement and Plan of Merger, dated as of October 19, 2010, as amended, by and among Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Opto Circuits (India) Ltd.
By:	/s/ Vinod Ramnani
	Name:	Vinod Ramnani
	Title:	Chairman & Managing Director

Jolt Acquisition Company
By:	/s/ Anshul Vaswaney
	Name:	Anshul Vaswaney
	Title:	President

Dated: November 19, 2010

Exhibit Index

(a)(1)(A)	Offer to Purchase dated November 1, 2010*

(a)(1)(B)	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trusts Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Text of joint press release issued by Opto Circuits (India) Ltd. and Cardiac Science Corporation, dated October 19, 2010 (incorporated by reference to the Schedule TO-C filed by Opto Circuits (India) Ltd. and Jolt Acquisition Company with the Securities and Exchange Commission on October 19, 2010)*

(a)(1)(G)	Text of joint press release issued by Opto Circuits (India) Ltd. and Cardiac Science Corporation issued in India, dated October 19, 2010 (incorporated by reference to the Schedule TO-C filed by Opto Circuits (India) Ltd. and Jolt Acquisition Company with the Securities and Exchange Commission on October 19, 2010)*

(a)(1)(H)	Form of summary advertisement published in the New York Times on November 1, 2010*

(a)(5)(A)	Complaint captioned Mindy Creamer vs. Cardiac Science Corporation, David L. Marver, Michael K. Matysik, Ruediger Naumann-Etienne, W. Robert Berg, Timothy C. Mickelson, Ronald A. Andrews, Jr., Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 102087824, filed on October 20, 2010 in the Superior Court of Washington, Snohomish County*

(a)(5)(B)	Complaint captioned Lionel Patenaude v. Cardiac Science Corporation, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 5923-, filed on October 22, 2010 in the Court of Chancery of the State of Delaware*

(a)(5)(B)(i)	Verified Amended Class Action Complaint captioned Lionel Patenaude v. Cardiac Science Corporation, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 5923-VCP, filed on November 7, 2010 in the Court of Chancery of the State of Delaware

(a)(5)(C)	Complaint captioned Robert Gluck v. Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 102089126, filed on October 22, 2010 in the Superior Court of Washington, Snohomish County*

(a)(5)(D)	Complaint captioned Mark Rapport v. David Marver, Ruediger Naumann-Etienne, W. Robert Berg, Ronald Andrews, and Cardiac Science Corporation, Case No. 102090051, filed on October 26, 2010 in the Superior Court of Washington, Snohomish County*

(a)(5)(E)	Complaint captioned Stephen Bagge vs. Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Christopher J. Davis, Cardiac Science Corporation, Opto Circuits Limited and Jolt Acquisition Company, Case No. 102090451, filed on October 27, 2010 in the Superior Court of Washington, Snohomish County

(a)(5)(F)	Complaint captioned Daniel Kühni v. Cardiac Science Corporation, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Opto Circuits (India) Limited and Jolt Acquisition Company, Case No. 5972-, filed on November 10, 2010 in the Court of Chancery of the State of Delaware

(a)(5)(G)	Complaint captioned Suan Investments, Inc. v. Ruediger Naumann-Etienne, David L. Marver, W. Robert Berg, Timothy C. Mickelson, Ronald A. Andrews, Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 5971-, filed on November 10, 2010 in the Court of Chancery of the State of Delaware

(a)(5)(H)	Memorandum of Understanding, dated as of November 18, 2010, related to putative class action lawsuits other than the Suan Investments Action (as defined therein)

(b)(1)	Facility Agreement, made as of August 18, 2010, between Opto Circuits (India) Limited and Standard Chartered Bank

(b)(2)	Letter, dated November 11, 2010, between Opto Circuits (India) Limited and Standard Chartered Bank regarding credit facilities

(b)(3)	Facility Agreement, dated November 19, 2010, between Jolt Acquisition Company, Opto Circuits (India) Limited, DBS Bank Ltd, Bangalore Branch, The Financial Institutions listed therein, DBS Bank Ltd, Singapore and the Security Trustee

(d)(1)	Agreement and Plan of Merger, dated October 19, 2010, by and among Opto Circuits (India) Ltd., Jolt Acquisition Company and Cardiac Science Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Cardiac Science Corporation with the Securities and Exchange Commission on October 19, 2010)*

(d)(2)	Amendment No. 1, dated October 29, 2010, to the Agreement and Plan of Merger, dated as of October 19, 2010, by and among Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Cardiac Science Corporation with the Securities and Exchange Commission on October 29, 2010)*

(d)(2)(A)	Amendment No. 2, dated November 19, 2010, to the Agreement and Plan of Merger, dated as of October 19, 2010, as amended, by and among Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company

(d)(3)	Mutual Non-Disclosure Agreement, dated June 25, 2010, by and between Cardiac Science Corporation, Opto Circuits (India) Ltd. and its subsidiary Criticare Systems Inc.*

(d)(4)	Addendum No. 1, dated July 26, 2010, to Mutual Non-Disclosure Agreement, dated June 25, 2010, by and between Cardiac Science Corporation, Opto Circuits (India) Ltd. and its subsidiary Criticare Systems Inc.*

(d)(5)	Non-Binding Letter of Intent, dated August 10, 2010, between Opto Circuits (India) Ltd. and Cardiac Science Corporation*

*	Previously filed.